FORM 4

[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or type responses)
_______________________________________________________________________________
1. Name and Address of Reporting Person

   Schmid, Peter
-----------------------------------------------------
   (Last)            (First)            (Middle)

   Schlickgasse 1
-----------------------------------------------------
                     (Street)

   A-1090 Vienna, Austria
-----------------------------------------------------
   (City)               (State)         (Zip)

_______________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

Eastbrokers International Incorporated (EAST), formerly known as Czech Industries, Inc.

_______________________________________________________________________________
3. IRS or Social Security Number of Reporting Person (Voluntary)

   XXX-XX-XXXX

_______________________________________________________________________________
4. Statement for Month/Year

   XXXXXXXXXXXXXXXXXXX

_______________________________________________________________________________
5. If Amendment, Date of Original (Month/Year)

   August 1996

_______________________________________________________________________________
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] 10% Owner
   [X] Director
   [X] Officer (give title below)
   [ ] Other (specify below)

     President and Chief Operating Officer
   --------------------------------------------------

   --------------------------------------------------

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

_______________________________________________________________________________

                    TABLE I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned*
------------------------------------------------------------------------------------------------------------------------

          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------

Common Stock, par value
$.05 per share            8/1/96     J(1)            218,825      A      (1)                          I          (1)

Common Stock, par value
$.05 per share            8/1/96     J(1)            200,000      A      (1)                          I          (1)

Common Stock, par value
$.05 per share            8/1/96     J(1)            359,925      A      (1)           778,750        I          (2)

Common Stock, par value
$.05 per share            8/1/96     J(1)            194,734      A      (1)           194,734        D          (2)










Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v).

                     TABLE II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                             (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------------------------------------------------------

     1.        2.       3.         4.         5.             6.                 7.           8.         9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------  ----------  --------- ----------
                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4, and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
----------  --------  --------  ---- ---  ----  ----    -------  -----    -----   ------   ------  ----------  --------  ----------

Stock Option  $10.00   8/1/96    J(1)                    2/1/97   8/1/01   Common  33,000   (3)       33,000      D
                                                                           Stock








Explanation of Responses:
*All share amounts have been adjusted to reflect the one-for-five reverse split of the Common Stock which became effective in September 1996.
(1) Represents partial consideration for the issuer's acquisition of 80% of the Common Stock of Eastbrokers Beteiligungs AG, of which Mr. Schmid was a founder and one of the three principal stockholders. 218,825 shares are held by KHS Beteiligungs AG ("KHS") over which Mr. Schmid shares control. 200,000 shares are held by Karntner Landes und Hypothekenbank AG (the "Bank") as nominee for KHS. Not included are shares previously reported as held by WMP Borsenmakler AG, of which Mr. Schmid is President, which became an indirect subsidiary of the issuer by reason of the above referenced acquisition.
(2) Represents partial consideration for the acquisition referenced in Note (1). 359,925 of these shares are held by the Bank as nomimee for the Tsuyoshi Trust Vaduz and 194,734 shares are held by the Bank as nominee for Mr. Schmid.
Mr. Schmid has sole voting and investment power with respect to the trust shares and is a beneficiary of the trust.
(3) Options issued in connection with the acquisition referred to in Note (1).




               /s/ PETER SCHMID                                   4/4/97
              ----------------------------------------     --------------------
               ** Signature of Reporting Person                    Date
                   PETER SCHMID


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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